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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 46781

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRATION IDENTIFICATION

NAME OF BROKER-DEALER:

Deephaven Market Neutral Trading LP

Official Use Only
Firm ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 Cheshire Lane Suite 102
(No. and Street)

Minnetonka	MN	55305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Deborah Roesler (952) 249-5525
(Area Code - Telephone No.)

B. ACCOUNTANTS IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Ernst & Young LLP
(Name - *if individual; state last, first, middle name*)

1400 Pillsbury Center	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

OATH OR AFFIRMATION

To the best of my knowledge and belief, the accompanying financial statements and additional information pertaining to the firm of Deephaven Market Neutral Trading LP as of December 31, 2001, are true and correct. I further affirm that neither the Partnership nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Deborah Roesler
Chief Financial Officer
Deephaven Capital Management LLC
General Partner and Commodity Pool Operator

DIANE M HESSLUND
NOTARY PUBLIC - MINNESOTA
HENNEPIN COUNTY
My Commission Expires Jan. 31, 2005

Diane Hesslund
Notary Public

This report contains:

(x)	(a)	Facing page
(x)	(b)	Statement of Financial Condition
(x)	(c)	Statement of Income
(x)	(d)	Statement of Cash Flows
(x)	(e)	Statement of Changes in Partners' Capital
( )	(f)	Statement of Changes in Subordinated Borrowings
		Additional information:
(x)	(g)	Computation of Net Capital
(x)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
(x)	(i)	Information Relating to the Possession or Control Requirements under Rule 15c3-3
( )	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(x)	(l)	An Oath or Affirmation
( )	(m)	A copy of the SIPC Supplemental Report
(x)	(n)	Independent Auditors' Supplementary Report on Internal Control Required by Rule 17a-5

Deephaven Market Neutral Trading LP

Financial Statements and Additional Information

Year Ended December 31, 2001

Contents



■ Ernst & Young LLP
1400 Pillsbury Center
Minneapolis
Minnesota 55402-1491

■ Phone: (612) 343-1000
www.ey.com

Report of Independent Auditors

The Partners
Deephaven Market Neutral Trading LP

We have audited the accompanying statement of financial condition of Deephaven Market Neutral Trading LP as of December 31, 2001, and the related statements of income, changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Deephaven Market Neutral Trading LP at December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying additional information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 15, 2002

Deephaven Market Neutral Trading LP

Statement of Financial Condition

December 31, 2001

Assets	
Securities owned	$367,989,297
Accrued interest and dividends receivable	225,490
Other assets	129,949
	$368,344,736
Liabilities and Partners' Capital	
Due to clearing broker	$ 1,889,257
Securities sold, not yet purchased	231,199,301
Accrued interest and dividends payable	130,102
Other liabilities	29,380
	233,248,040
Partners' capital:	
General Partner	–
Limited partners	135,096,696
Total partners' capital	135,096,696
	$368,344,736

See accompanying notes.

Deephaven Market Neutral Trading LP

Statement of Income

Year Ended December 31, 2001

Revenues	
Net realized and unrealized trading gains on securities transactions	$13,785,144
Interest	1,845,366
Dividends	659,882
Total revenues	16,290,392
Expenses	
Interest expense	866,313
Dividend expense	514,640
Administrative and other expenses	1,036,901
Total expenses	2,417,854
Net income	$13,872,538

See accompanying notes.

Deephaven Market Neutral Trading LP

Statement of Changes in Partners' Capital

	General Partner	Limited Partners	Total
Balance at January 1, 2001	$10,000	$ 11,732,165	$ 11,742,165
Capital contributions	–	174,347,450	174,347,450
Capital withdrawals	(10,000)	(64,855,457)	(64,865,457)
Net income	–	13,872,538	13,872,538
Balance at December 31, 2001	$ –	$135,096,696	$135,096,696

See accompanying notes.

Deephaven Market Neutral Trading LP

Statement of Cash Flows

Year Ended December 31, 2001

Operating Activities	
Net income	$ 13,872,538
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in assets and liabilities:	
Increase in securities owned	(358,310,947)
Decrease in due from clearing broker	20,521,813
Increase in accrued dividends receivable	(225,490)
Increase in other assets	(16,034)
Increase in due to clearing broker	1,889,257
Increase in securities sold, not yet purchased	212,687,726
Increase in accrued interest and dividends payable	130,102
Decrease in other liabilities	(30,958)
Net cash used in operating activities	(109,481,993)
Financing Activities	
Capital contributions	174,347,450
Capital withdrawals	(64,865,457)
Net cash provided by financing activities	109,481,993
Net change in cash	–
Cash at December 31, 2000	–
Cash at December 31, 2001	$ –
Supplemental Disclosure	
Cash paid for interest	$ 783,326

See accompanying notes.

Deephaven Market Neutral Trading LP

Notes to Financial Statements

1. Organization of the Partnership

Deephaven Market Neutral Trading LP (the Partnership) was organized as an Illinois limited partnership and commenced operations in March 1994. The Partnership is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Chicago Stock Exchange (CSE). At December 31, 2001, Deephaven Domestic Convertible Trading Ltd. (Domestic Convertible) and Deephaven Volatility Trading Ltd. (Volatility), both B.V.I. Companies, are the limited partners in the Partnership. The general partner of the Partnership is Deephaven Capital Management LLC (the General Partner).

2. Summary of Significant Accounting Policies

Securities transactions are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased, are carried at fair value, as determined by the General Partner, based on listed market prices or quotations received from market makers. The resulting unrealized gains and losses are reflected in revenues. Receivables and payables relating to trades pending settlement are netted in due to clearing broker in the statement of financial condition.

Federal income taxes are not provided for by the Partnership because taxable income or loss of the Partnership is includable in the income tax returns of the partners.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The fair value of the Partnership's assets and liabilities that qualify as financial instruments under Statement of Financial Accounting Standards No. 107, *Disclosures About Fair Value of Financial Instruments,* approximates the carrying amount presented in the statement of financial condition.

3. Limited Partnership Agreement and Related-Party Transactions

Profits and losses are allocated to the limited partners based upon profits and losses generated from securities transactions specifically allocated to each limited partner. The General Partner does not receive an allocation of profits or losses.

The General Partner does not receive a management fee or incentive allocation from the Partnership.

3. Limited Partnership Agreement and Related-Party Transactions (continued)

Certain personnel and administrative expenses of the General Partner related to activities of the Partnership are allocated to the Partnership. Such allocated expenses totaled $796,087 for the year ended December 31, 2001 and are included in administrative and other expenses in the statement of income.

4. Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2001, securities owned and securities sold, not yet purchased, were as follows:

	Owned	Sold
Equity securities	$266,094,031	$154,162,725
Listed options	101,895,266	77,036,576
	$367,989,297	$231,199,301

5. Agreements With Clearing Broker

The Partnership conducts business with one broker for its trading activities. The clearing and depository operations of the Partnership's trading activities are performed by this broker pursuant to an agreement.

Substantially all assets and liabilities of the Partnership reflected on the statement of financial condition are positions with and amounts due to this broker.

All equity securities owned have been pledged to the clearing broker on terms that permit the clearing broker to sell or repledge the securities to others subject to certain limitations.

6. Net Capital Requirements

As a broker-dealer registered with the Securities and Exchange Commission, the Company is subject to the Commission's net capital rule (Rule 15c3-1). The Rule requires the maintenance of minimum net capital equal to the greater of $100,000, or 6 2/3% of aggregate indebtedness, as defined, and that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2001, the Partnership had net capital of $98,916,213, which was $98,779,630 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was .02 to 1.

Advances to partners and other equity withdrawals are subject to certain notifications and other provisions of the net capital rules of the commission and other regulatory bodies.

7. Derivative Financial Instruments

Derivatives are financial instruments whose value is based upon an underlying asset, index, or reference rate. The Partnership uses derivative financial instruments including exchange-traded options contracts as part of its proprietary trading strategies and manages the market and credit risks as part of its overall risk management process. The Partnership records its derivative activities at market value and unrealized gains and losses are recognized currently.

8. Risk Management

The Partnership is subject to market and credit risk associated with changes in the value of the underlying financial instruments as well as the loss of appreciation if a counterparty fails to perform. The General Partner takes an active role in managing and controlling the Partnership's market and counterparty risks and has established formal control procedures which are reviewed on an ongoing basis.

8. Risk Management (continued)

Market Risk

The General Partner monitors the risk parameters and expected volatility of individual positions and the Partnership's aggregate portfolio. Additionally, the General Partner seeks to control portfolio risks through selective and dynamic sizing of positions based on a regular evaluation of each investment's risk and reward characteristics. Regular mark-to-market portfolio monitoring helps the General Partner monitor the investments.

While the General Partner generally seeks to hedge certain portfolio risks in an effort to increase the proportion of the Partnership's return attributable to perceived high value-added risk exposures, the General Partner does not attempt to hedge all market or other risks inherent in the Partnership's positions.

Securities sold, not yet purchased, represent obligations of the Partnership to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Partnership's ultimate obligation to satisfy the sale of securities sold, not yet purchased, may exceed the amount reflected in the statement of financial condition.

Credit Risk

The Partnership is exposed to loss on its financial instruments in the amount of the uncollected interest and value of the Partnership's contracts. The General Partner attempts to control credit risk exposure to trading counterparties and brokers through internal credit policies and monitoring procedures. The General Partner analyzes the credit risks associated with the Partnership's counterparties, intermediaries, and service providers.

Additional Information

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Deephaven Market Neutral Trading LP **as of** December 31, 2001

COMPUTATION OF NET CAPITAL

1.	Total ownership equity (from Statement of Financial Condition - Item 1800)					$ 135,096,696	3480
2.	Deduct: Ownership equity not allowable for net capital						3490
3.	Total ownership equity qualified for net capital					135,096,696	3500
4.	Add:						
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital						3520
	B. Other (deductions) or allowable credits (List)						3525
5.	Total capital and subordinated liabilities					$ 135,096,696	3530
6.	Deductions and/or charges:						
	A. Total non-allowable assets from Statement of Financial Condition (Note B and C)			$ 65,000	3540		
	1. Additional charges for customers' and non-customers' securities accounts				3550		
	2. Additional charges for customers' and non-customers' commodities accounts				3560		
	B. Aged fail-to-deliver				3570		
	1. Number of items		3450				
	C. Aged short security differences-less reserve of	$	3460		3580		
	number of items		3470				
	D. Secured demand note deficiency				3590		
	E. Commodity futures contracts and spot commodities proprietary charges				3600		
	F. Other deductions and/or charges				3610		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x)				3615		
	H. Total deductions and/or charges					(65,000)	3620
7.	Other additions and/or allowable credits (List)						3630
8.	Net capital before haircuts on securities positions					$ 135,031,696	3640
9.	Haircuts on securities: (computed, where applicable, pursuant to 15c3-1 (f)):						
	A. Contractual securities commitments				3660		
	B. Subordinated securities borrowings				3670		
	C. Trading and investment securities:						
	1. Bankers' acceptances, certificates of deposit and commercial paper				3680		
	2. U.S. and Canadian government obligations				3690		
	3. State and municipal government obligations				3700		
	4. Corporate obligations				3710		
	5. Stocks and warrants				3720		
	6. Options				3730		
	7. Arbitrage				3732		
	8. Other securities			36,115,483	3734		
	D. Undue concentration				3650		
	E. Other (List)				3736	(36,115,483)	3740
10.	Net capital					$ 98,916,213	3750

* Non allowable assets:

Other assets	$ 65,000
	$ 65,000

There are no material differences between the above computation and the Partnership's corresponding unaudited Part II filing as of December 31, 2001.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Deephaven Market Neutral Trading LP **as of** December 31, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)			$ 136,583	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 100,000	3758
13.	Net capital requirement (greater of line 11 or 12)			$ 136,583	3760
14.	Excess net capital (line 10 less 13)			$ 98,779,630	3770
15.	Excess capital at 1000% (line 10 less 10% of line 19)			$ 98,711,339	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 2,048,738	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c) (1) (vii))			$	3838
19.	Total aggregate indebtedness			$ 2,048,738	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ line 10)			% 2.00%	3850
21.	Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19 ÷ line 10 less Item 4880 page 11)			%	3853

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

There are no material differences between the above computation and the Partnership's corresponding unaudited Part II filing as of December 31, 2001.

0111-0248180

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Deephaven Market Neutral Trading LP **as of** December 31, 2001

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
(See Rule 15c3-3, Exhibit A and Related Notes)

CREDIT BALANCES					
1.	Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	$ Note	4340		
2.	Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)		4350		
3.	Monies payable against customers' securities loaned (see Note C)		4360		
4.	Customers' securities failed to receive (see Note D)		4370		
5.	Credit balances in firm accounts which are attributable to principal sales to customers		4380		
6.	Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days		4390		
7.	**Market value of short security count differences over 30 calendar days old		4400		
8.	**Market value of short security and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days		4410		
9.	Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days		4420		
10.	Other (list)		4425		
11.	TOTAL CREDITS			$ -	4430
DEBIT BALANCES					
12.	**Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$	4440		
13.	Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		4450		
14.	Failed to deliver of customers' securities not older than 30 calendar days		4460		
15.	Margin required and on deposit with the Options Clearing Corporation for all options contracts written or purchased in customer accounts (See Note F)		4465		
16.	Other (List)		4469		
17.	**Aggregate debit items			$ -	4470
18.	**less 3% (for alternative method only - see Rule 15c3-1 (f) (5) (i))			-	4471
19.	**TOTAL 15C3-3 DEBITS			-	4472
RESERVE COMPUTATION					
20.	Excess of total debits over total credits (line 19 less line 11)			$ -	4480
21.	Excess of total credits over total debits (line 11 less line 19)			-	4490
22.	If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits			-	4500
23.	Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period			-	4510
24.	Amount of deposit (or withdrawal) including $ [4515] value of qualified securities			-	4520
25.	New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ [4525] value of qualified securities			$ -	4530
26.	Date of deposit (MMDDYY)			-	4540

FREQUENCY OF COMPUTATION

27. Weekly [4333] Monthly [4334]

Note - Although the Partnership is not exempt from Rule 15c3-3, it does not transact a business in securities with or for any customers and does not carry margin accounts, credit balances, or securities for any person defined as a "customer" pursuant to Rule 17a-5 (c)(4). Accordingly, there are no amounts reportable under these sections.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART II

BROKER OR DEALER Deephaven Market Neutral Trading LP **as of** December 31, 2001

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)
    - A. (k) (1)-$2,500 capital category as per Rule 15c3-1 [4550]
    - B. (k) (2)(A)-"Special Account for the Exclusive Benefit of customers" maintained [4560]
    - C. (k) (2)(B)-All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm [4335] [4570] [4570]
    - D. (k) (3)-Exempted by order of the Commission [4580]

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B — $ Note [4586]
   - A. Number of Items — Note [4587]

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D — $ Note [4588]
   - A. Number of Items — Note [4589]

OMIT PENNIES

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 Yes ______ [4584] No ______ [4585]

Note - Although the Partnership is not exempt from Rule 15c3-3, it does not transact a business in securities with or for any customers and does not carry margin accounts, credit balances, or securities for any person defined as a "customer" pursuant to Rule 17a-5 (c)(4). Accordingly, there are no amounts reportable under these sections.

ERNST & YOUNG

Ernst & Young LLP
1400 Pillsbury Center
Minneapolis
Minnesota 55402-1491

Phone: (612) 343-1000
www.ey.com

Independent Auditors' Supplementary Report on Internal Control Required by SEC Rule 17a-5

The Partners
Deephaven Market Neutral Trading LP

In planning and performing our audit of the financial statements of Deephaven Market Neutral Trading LP (the Partnership) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in either of the following: (1) making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; and (2) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's

authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatement due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level, the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2001, to meet the SEC's criteria.

This report is intended solely for the information and use of the Partners, management, the SEC, the Chicago Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 15, 2002

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

Deephaven Market Neutral Trading LP
Year Ended December 31, 2001